Exhibit 99.1

OKYO Pharma to Host Key Opinion Leader Event to Discuss New and Comprehensive Data from Phase 2 Dry Eye Disease Trial

-Phase 2 OK-101 efficacy data to be released March 22nd, 2024-

-KOL Event to be held on April 9th, 2024 at 12 PM ET-

London and New York, NY, March 21, 2024 – OKYO Pharma Limited (NASDAQ: OKYO), a clinical-stage biopharmaceutical company developing innovative ocular therapies for the treatment of inflammatory dry eye disease (DED), a multi-billion-dollar market, and anterior ocular segment diseases including neuropathic corneal pain (NCP), an ocular condition associated with pain but without an FDA approved therapy, announces that it will be hosting a Key Opinion Leader (KOL) event on April 9th, 2024 at 12:00 PM ET to discuss in depth the findings of the new and comprehensive efficacy data readout from the Phase 2 trial of OK-101 in dry eye disease, which will be announced on March 22nd, 2024.

The event will feature Jay Pepose, MD, PhD, who will review details from the company’s Phase 2 trial evaluating OK-101 in Dry Eye Disease, and Anat Galor, MD, MSPH who will discuss the unmet need for a topical treatment that improves ocular pain and differentiating features of OK-101. OKYO Pharma’s management team will also be in attendance to present an overview of OK-101’s mechanism of action.

Event details:

Date: Tuesday, April 9th, 2024

Time: 12:00 PM ET

Link To Register: https://lifescievents.com/event/okyo/

Jay Pepose, MD, PhD, Founder and Medical Director of the Pepose Vision Institute and Professor of Clinical Ophthalmology at Washington University School of Medicine, has nearly 40 years of experience as both a treating physician and a widely published researcher. He is the founder and Medical Director of the Pepose Vision Institute and a professor of Clinical Ophthalmology & Visual Sciences at Washington University School of Medicine in St. Louis. Dr. Pepose is actively involved in clinical trials and has served as an investigator on over 30 studies evaluating new therapeutics and technology in a broad range of ophthalmic indications, including dry eye. He has published over 200 peer-reviewed articles and has served on the editorial boards of several prestigious ophthalmology journals. Dr. Pepose received an A.B. and M.A. in neurophysiology from Brandeis University and completed the M.D. Ph.D. program at the UCLA School of Medicine. Dr. Pepose completed his ophthalmology residency at the Wilmer Institute at the Johns Hopkins Medical Center and his fellowship training at Georgetown University Medical Center.

Anat Galor, MD, MSPH, Professor of Ophthalmology, University of Miami Miller School of Medicine, is a cornea and uveitis trained specialist with dual appointments at the Bascom Palmer Eye Institute and the Miami VA medical center. Dr. Galor completed an ophthalmology residency at the Cole Eye Cleveland Clinic, a uveitis fellowship at the Wilmer Eye Institute, and a cornea and external diseases fellowship at Bascom Palmer Eye Institute. Dr. Galor currently runs the ocular surface pain program at the Bascom Palmer Eye Institute and the Miami VA and has focused her research on understanding mechanisms of pain in dry eye, with an emphasis on studying new diagnostic and treatment modalities.

In a previous preliminary data readout, OK-101 showed statistically significant drug effects in FDA-recognized efficacy endpoints as early as the 15-day first visit after dosing. Additionally, statistically significant improvements were observed in both a “sign” (total conjunctival staining) and two “symptoms” (burning/stinging and blurred vision), which are FDA-recognized endpoints of dry eye disease.

OK-101 Phase 2 Trial in DED Patients

The double-masked, randomized, placebo-controlled Phase 2 trial was conducted at six sites in the U.S. and enrolled 240 subjects with DED dosed twice-daily (BID). Patients were randomly divided into 3 cohorts, with one of the cohorts dosed with 0.05% OK-101 (n=81), a second with 0.1% OK-101 (n=80), and the third cohort with vehicle (n=79). The duration of a patient’s treatment was 14 weeks, including a 2-week run-in period on placebo, to exclude placebo responders from the study, followed by 12 weeks in the randomized portion of the study.

About OK-101

OK-101 is a lipid conjugated chemerin peptide agonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response. OK-101 was developed using a membrane-anchored-peptide technology to produce a novel long-acting drug candidate for treating dry eye disease. OK-101 has been shown to produce anti-inflammatory and pain-reducing efficacy signals in mouse models of dry eye disease and corneal neuropathic pain (NCP), respectively, and is designed to combat washout through the inclusion of the lipid anchor built into the drug molecule to enhance the residence time of OK-101 within the ocular environment. OK-101 recently showed statistical significance in multiple endpoints in a recently completed Phase 2, multi-center, double-blind, placebo-controlled trial of OK-101 to treat DED.

About OKYO

OKYO Pharma Limited (NASDAQ: OKYO) is a clinical stage biopharmaceutical company developing innovative therapies for the treatment of DED and NCP, with ordinary shares listed for trading on the NASDAQ Capital Market. OKYO is focused on the discovery and development of novel molecules to treat inflammatory DED and ocular pain. In addition to the recently completed Phase 2 DED trial, OKYO also has plans underway for the opening of a Phase 2 trial for OK-101 to treat NCP in patients with this debilitating condition. For further information, please visit www.okyopharma.com.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements, including with respect to the anticipated timing of completion of enrolment of the Company’s Phase 2 trial of topical ocular OK-101 to treat DED and the release of top-line data therefrom. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry, its beliefs, and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	917-497-7560

Business Development & Investor Relations	Paul Spencer	+44 (0)20 7495 2379

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